================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)


                           AAMES FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON SHARES, PAR VALUE $.001 PER SHARE                           00253A 2
--------------------------------------------------------------------------------
   (Title of class of securities)                               (CUSIP number)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                to receive notices and communications)

                                 April 26, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 19 Pages)

================================================================================


NY2:\1146321\07\_K$907!.DOC\10118.0003

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 2 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------
------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  SPECIALTY FINANCE PARTNERS


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  OO
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                              88,841,470
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                         88,841,470
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,841,470
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          92.61%
              8.5%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------




                                       2

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 3 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- -------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                       (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (B) [X]
------------- -------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- -------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS: Not Applicable
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                             [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- -------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------- -------------------------------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                        0
     SHARES
-------------------------- -------- ---------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                          88,841,470(1)
    OWNED BY
-------------------------- -------- ---------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                   0
   REPORTING
-------------------------- -------- ---------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                     88,841,470(1)
-------------------------- -------- ---------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                      88,841,470
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                             [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- -------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        92.61%
------------- ----------------------------------------------------------- -------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- -------------------------------------------------------

(1) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       3

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 4 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:   Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------- --------------------------------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                            88,841,470(2)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                     0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                       88,841,470(2)
-------------------------- -------- ----------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   88,841,470
              REPORTING PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          92.61%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------

(2) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       4

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 5 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  EQUIFIN CAPITAL PARTNERS, LTD.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:   Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,841,470(3)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,841,470(3)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,841,470
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         92.61%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   CO
------------- ----------------------------------------------------------- --------------------------------------------------------

(3) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       5

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 6 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,841,470(4)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,841,470(4)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,841,470
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         92.61%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------

(4) Solely in its capacity as the sole general partner of Capital Z Financial
    Services Fund II, L.P. and Capital Z Financial Services Private
    Fund II, L.P.



                                       6

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 7 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, LTD.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,841,470(5)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,841,470(5)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,841,470
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         92.61%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   CO
------------- ----------------------------------------------------------- --------------------------------------------------------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Services Fund II, L.P.
    and Capital Z Financial Services Private Fund II, L.P.




                                       7

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 8 of 19 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z MANAGEMENT, LLC


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [   ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS: Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                                 210,000
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                   0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                            210,000
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                          210,000
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           0.22%
              8.5%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   OO
------------- ----------------------------------------------------------- --------------------------------------------------------


           This Amendment No. 6 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999, August 11, 1999, April 12, 2000, June 30, 2000 and July 24, 2000. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

           Item 2.  Identity and Background.

           Items 2(a)--(c) of Schedule 13D are hereby amended and restated in their entirety by substituting the following in lieu thereof:

           (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), Capital Z Partners, L.P. ("Cap Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), Capital Z Management, LLC., a Delaware limited liability corporation ("Cap Z Management"), Specialty Finance Partners, a Bermuda general partnership ("SFP"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund"), and Equifin Capital Partners, Ltd., a Cayman Islands corporation ("Equifin"). Capital Z, Cap Z L.P., Cap Z Ltd., Cap Z Management, SFP, Capital Z Private Fund and Equifin are sometimes hereinafter collectively referred to as the "Reporting Persons."

           (b) - (c)

           Capital Z

           Capital Z is a Bermuda limited partnership formed to invest in securities of financial services entities. The principal business address of Capital Z, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Capital Z, is set forth below.

           Cap Z L.P.

           Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

           Cap Z Ltd.

           Cap Z Ltd. is a Bermuda corporation, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the

Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are set forth below under "Capital Z Management."

           Cap Z Management

           Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Capital Z and its portfolio companies. The principal address of Cap Z Management, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. The name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Management are as follows:

----------------------------------- ------------------------------------- --------------------------------------------------------
NAME                                BUSINESS ADDRESS                      PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------- ------------------------------------- --------------------------------------------------------
Robert A. Spass                     54 Thompson Street                    Chairman of the Board of Directors of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Laurence W. Cheng                   54 Thompson Street                    Chief Executive Officer and a Director of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Bradley E. Cooper                   54 Thompson Street                    Senior Vice President and a Director of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Mark K. Gormley                     54 Thompson Street                    Senior Vice President and a Director of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Scott M. Delman                     54 Thompson Street                    Senior Vice President and a Director of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Philip E. Larson III                54 Thompson Street                    Vice President and a Director of Capital Z Partners,
                                    New York, New York 10012              Ltd. Vice President of Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Eric C. Rahe                        54 Thompson Street                    Vice President and a Director of Capital Z Partners,
                                    New York, New York 10012              Ltd. Vice President of Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Mani A. Sadeghi                     54 Thompson Street                    Vice President and a Director of Capital Z Partners,
                                    New York, New York 10012              Ltd. Vice President of Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Susan S. Fleming                    54 Thompson Street                    Vice President and a Director of Capital Z Partners,
                                    New York, New York 10012              Ltd. Vice President of Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Sharissa Y. Jones                   54 Thompson Street                    Vice President of Capital Z Management LLC.
                                    New York, New York 10012
----------------------------------- ------------------------------------- --------------------------------------------------------
David A. Spuria                     54 Thompson Street                    General Counsel, Vice President of Operations and
                                    New York, New York 10012              Secretary of Capital Z Partners, Ltd. and Capital Z
                                                                          Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------
Roland V. Bernardon                 54 Thompson Street                    Chief Financial Officer and Treasurer of Capital Z
                                    New York, New York 10012              Partners, Ltd. and Capital Z Management LLC.
----------------------------------- ------------------------------------- --------------------------------------------------------


           SFP

           SFP is a Bermuda general partnership formed to hold certain investments by Capital Z, including Capital Z's interest in the Company. The principal business address of SFP, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. The general partners of SFP are Capital Z, Capital Z Private Fund and Equifin. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Capital Z Private Fund and Equifin are set forth below.

           Capital Z Private Fund

           Capital Z Private Fund is a Bermuda limited partnership, the principal business of which is to invest in securities of financial services entities. The principal address of Capital Z Private Fund, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012.

           Equifin

           Equifin is a Cayman Islands corporation, the principal business of which is to invest in securities of financial services entities. The principal address of Equifin, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. The names, residence or business address, and present principal occupation or employment of each director and executive officer of Equifin are as follows:

----------------------------------- ------------------------------------ --------------------------------------------------------
NAME                                BUSINESS ADDRESS                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------- ------------------------------------ --------------------------------------------------------
Mani A. Sadeghi                     54 Thompson Street                   President, Chief Executive Officer and Director of
                                    New York, New York 10012             Equifin.  Vice President and a Director of Capital Z
                                                                         Partners, Ltd.
----------------------------------- ------------------------------------ --------------------------------------------------------
Daniel C. Lieber                    54 Thompson Street                   Vice President and Director of Equifin.  Vice
                                    New York, New York 10012             President of Capital Z Management LLC.
----------------------------------- ------------------------------------ --------------------------------------------------------
Joseph R. Tomei                     54 Thompson Street                   Treasurer, Vice President and Director of Equifin.
                                    New York, New York 10012             Vice President of Capital Z Management LLC.
----------------------------------- ------------------------------------ --------------------------------------------------------


        Mani A Sadeghi is the controlling shareholder of Equifin.

           (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

           Item 3.  Source and Amount of Funds or Other Consideration.

           Item 3 of Schedule 13D is hereby amended by adding to the end of such item the following:

           Reference is made to the Purchase Agreement described in Item 4 of
Schedule 13D, which is incorporated herein by reference.

           The aggregate purchase price for the Existing Debentures to be purchased under the Purchase Agreement is $13,000,000. SFP currently anticipates the purchase price will be paid using capital contributions from its limited partners, or from borrowings, the terms of which borrowings, if any, will be supplied in a future amendment to the Schedule 13D.

           Item 4.  Purpose of the Transaction.

           Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

           On April 26, 2002, SFP and Capital Z, in its capacity as guarantor, entered into a Purchase Agreement (the "Purchase Agreement") with Blue River, LLC, JMG Convertible Investments, L.P., JMG Trition Offshore Fund Ltd. and Camden Asset Management L.P. (collectively, the "Holders") pursuant to which SFP agreed to purchase from each Holder 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") of the Company held by such Holder on the date of the Purchase Agreement at a purchase price of $260 for each $1,000 principal amount of Existing Debentures.

           Capital Z agreed to unconditionally guarantee the due and punctual performance of the obligations of SFP under the Purchase Agreement; provided, however, Capital Z will have the benefit of and be entitled to assert all defenses, claims, counterclaims, set offs and offsets that SFP may have against the Holders under the Purchase Agreement.

           The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as
Exhibit 13 and is incorporated herein by reference.

           Contemporaneously with the execution of the Purchase Agreement, the Company announced its intention to commence an offer to exchange all outstanding Existing Debentures for newly issued 4% Convertible Subordinated Debentures due 2012 of the Company (the "New Debentures") substantially on the terms and conditions set forth in the Purchase Agreement (the "Exchange Offer"). SFP has informed the Company that it presently intents to tender the Existing Debentures it purchases pursuant to the Purchase Agreement for exchange in the Exchange Offer, although it has no obligation to do so.

           Item 5.  Interest in Securities of the Issuer.

           Items 5(a)--(c) of Schedule 13D are hereby amended and restated in their entirety by substituting the following in lieu thereof:

           (a)  SFP

           As a result of such transactions, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Capital Z

           In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Capital Z Private Fund

           In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Equifin

           In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Cap Z L.P.

           In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Cap Z Ltd.

           In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,841,470 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 92.61% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

           Cap Z Management

           Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 210,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,932,414 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus 5,000,000 shares relating to the Series D Warrant, 639,795 shares relating to the Existing Debentures and 210,000 options for Common Stock that are exercisable within 60 days), represents approximately 0.22% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock held by SFP and Existing Debentures SFP has the right to acquire).

    (b)  SFP
         ---

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Capital Z

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Cap Z Private Fund

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Equifin

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Cap Z L.P.

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Cap Z Ltd.

    1. Sole power to vote or to direct the vote                      -0-
    2. Shared power to vote or to direct the vote                88,841,470
    3. Sole power to dispose or to direct the disposition            -0-
    4. Shared power to dispose of or to direct the disposition   88,841,470

    Cap Z Management

    1. Sole power to vote or to direct the vote                     210,000
    2. Shared power to vote or to direct the vote                    -0-
    3. Sole power to dispose or to direct the disposition           210,000
    4. Shared power to dispose of or to direct the disposition       -0-

           (c) On April 26, 2002, Capital Z entered into the Purchase Agreement. Reference is made to the Purchase Agreement described in Item 4 of Schedule 13D, which is incorporated herein by reference.

           Item 7.  Material to be Filed as Exhibits.

           Item 7 of Schedule 13D is hereby amended by inserting at the end thereof:

           13. Purchase Agreement, dated April 26, 2002, by and among Blue River, LLC, JMG Convertible Investments, L.P., JMG Trition Offshore Fund Ltd., Camden Asset Management L.P., Specialty Finance Partners and Capital Z Financial Services Fund II, L.P.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: April 29, 2002


                             CAPITAL Z FINANCIAL SERVICES FUND II, L.P.,
                              a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, L.P.,
                              a Bermuda limited partnership

                             By: Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, LTD.,
                              a Bermuda corporation

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z MANAGEMENT, LLC,
                              a Delaware limited liability company

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel

                             SPECIALTY FINANCE PARTNERS,
                              a Bermuda general partnership

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner
                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z FINANCIAL SERVICES PRIVATE
                               FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             EQUIFIN CAPITAL PARTNERS, LTD.,
                               a Cayman Islands corporation

                             By: /s/ Mani A. Sadeghi
                                 ------------------------------------------
                                 Name: Mani A. Sadeghi
                                 Title: President, Chief Executive Officer
                                        and Director

                                  EXHIBIT INDEX


                                          DESCRIPTION
                                          -----------

     99.13 Purchase Agreement, dated April 26, 2002, by and among Blue River, LLC, JMG Convertible Investments, L.P., JMG Trition Offshore Fund Ltd., Camden Asset Management L.P., Specialty Finance Partners and Capital Z Financial Services Fund II, L.P.